June 14, 2005


H.  Roger  Schwall
Assistant  Director
United  States  Securities  and  Exchange  Commission
450  Fifth  Street  NW
Washington,  D.C.  20549

     Re:  Boots  &  Coots  International  Well  Control,  Inc.
          Form  10-K  for  the  year  ended  December  31,  2004.
          File  No.  1-13817

Dear  Mr.  Schwall:

     Thank you for the comments included in your letter dated May 11, 2005. We have reproduced each of your comments below, and have included specific responses in boldface print following each comment.

GENERAL
-------

  1. WE NOTE FROM THE RECENT DEVELOPMENTS AND MD&A SECTIONS OF THE 10-K THAT THE COMPANY BEGAN WORKING ON THE RESTORE IRAQI OIL PROJECT IN IRAQ BEGINNING IN FEBRUARY 2003, WHICH WAS PRIOR TO THE LIFTING OF U.S. ECONOMIC SANCTIONS AGAINST IRAQ WE ALSO NOTE THAT THE COMPANY CONTINUED BUSINESS OPERATIONS IN IRAQ AFTER THE LIFTING OF U.S. SANCTIONS, BUT PRIOR TO THE TIME THE U.S. STATE DEPARTMENT TERMINATED ITS DESIGNATION OF IRAQ AS A STATE SPONSOR OF TERRORISM. IN VIEW OF THE FACT THAT THE COMPANY OPERATED IN IRAQ BEFORE U.S. SANCTIONS WERE REMOVED, AND DURING THE PERIOD AFTER SANCTIONS WERE REMOVED, BUT PRIOR TO THE TIME THAT IRAQ WAS NO LONGER DESIGNATED AS A STATE SPONSOR OF TERRORISM BY THE U.S. STATE DEPARTMENT, PLEASE ADVISE US OF THE MATERIALITY TO THE COMPANY OF ITS OPERATIONS IN IRAQ, AND GIVE US YOUR VIEW AS TO WHETHER THOSE OPERATIONS CONSTITUTE A MATERIAL INVESTMENT RISK FOR YOUR SECURITY HOLDERS. IN PREPARING YOUR RESPONSE, PLEASE CONSIDER THAT EVALUATIONS OF MATERIALITY SHOULD NOT BE BASED SOLELY ON QUANTITATIVE FACTORS, BUT SHOULD INCLUDE CONSIDERATION OF ALL FACTORS, INCLUDING THE POTENTIAL IMPACT OF CORPORATE ACTIVITIES UPON A COMPANY'S REPUTATION AND SHARE VALUE, THAT A REASONABLE INVESTOR WOULD DEEM IMPORTANT IN MAKING AN INVESTMENT DECISION.


          In the first quarter of 2003, Boots & Coots was engaged by KBR to act as a subcontractor to the U.S. Army Corps of Engineers under the Restore Iraqi Oil project. All work performed in Iraq prior to the lifting of U.S. economic sanctions against Iraq was performed as a sub-subcontractor under this agreement. After sanctions were lifted, Boots & Coots also performed emergency well control services at the request of North Oil Company (NOC) of Iraq. The U.S. Army Corps of Engineers, KBR and the U.S. authorities controlling Iraq were aware of our activities. As a consequence, we believe that we were both authorized by appropriate governmental authorities to perform work in Iraq and serving the interests of the U.S. Government and interim Iraqi authority operating under the direction of the U.S. Government in protecting and restoring Iraqi oil wells and reserves. Accordingly, we do not believe that the Company's operations in Iraq present any investment risk for its stock holders.


DESCRIPTION OF BUSINESS
-----------------------


     PREVENTION AND RESPONSE, PAGES 6 & 7
     ------------------------------------

  2. WITH RESPECT TO YOUR ALLIANCE WITH GLOBAL SPECIAL RISKS, INC., PLEASE CLARIFY YOUR ACCOUNTING OF THE BUSINESS STRUCTURE. EXPAND YOUR DISCLOSURE TO INCLUDE A DESCRIPTION OF THE FEES, IF APPLICABLE, PAID TO GLOBAL SPECIAL RISKS, INC. IN CONNECTION WITH THE AGREEMENT. CONFIRM THAT NO ADDITIONAL FEES ARE GENERATED FROM CLIENTS CARRYING INSURANCE UNDER THE WELLSURE PROGRAM OTHER THAN SERVICE FEES AND THAT FEES EARNED REPRESENT LESS THAN 10% OF YOUR TOTAL REVENUES.


          Boots & Coots' alliance with Global Special Risks, Inc. ("GSR") is not a separate business entity. GSR sells an insurance package to oil and gas exploration and production companies that includes blowout prevention services and blowout response services to be provided by Boots & Coots. Boots & Coots provides specific blowout prevention services as part of the insurance package at no additional cost to the customer. Boots & Coots receives service fees paid to it from credits issued by underwriters through GSR. Boots & Coots pays no fees to GSR, no additional fees are generated from clients carrying insurance under the Wellsure Program other than service fees, and the fees represent less than 10% of the Company's total revenues.

     HALLIBURTON ALLIANCE, PAGE 8
     ----------------------------

  3. WITH RESPECT TO YOUR ALLIANCE WITH HALLIBURTON ENERGY SERVICES, PLEASE CLARIFY YOUR ACCOUNTING OF THE BUSINESS STRUCTURE. EXPAND YOUR DISCLOSURE TO INCLUDE A DESCRIPTION OF THE FEES, IF APPLICABLE, PAID TO HALLIBURTON IN CONNECTION WITH THE AGREEMENT. CONFIRM THAT REVENUES EARNED AS A RESULT OF THE ALLIANCE REPRESENT LESS THAN 10% OF YOUR TOTAL REVENUES.

          Boots & Coots' alliance with Halliburton Energy Services is not a separate business. It is an agreement between two independent contractors to call upon the services of the other in the first instance when the work to be performed calls for the services provided by the other. There are no fees paid by one company to the other in connection with the Agreement. Both companies charge the customer for its services to the customer, and both companies receive and retain the fees that they earn from the customer. Where one company works as a subcontractor to the other, the subcontractor invoices the contractor for the subcontractor's work, the contractor sends its own invoice and the subcontractor's invoice to the customer, the customer pays both invoices to the contractor, and the contractor pays the subcontractor's invoiced amount to the subcontractor. Revenues earned as a result of the alliance represent less than 10% of our total revenues.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------


RESULTS OF OPERATIONS
---------------------


     INTEREST EXPENSE AND OTHER EXPENSES (INCOME) INCLUDING FINANCE COSTS, PAGE
     --------------------------------------------------------------------------
     15 & 16
     -------


  4. WE NOTE THAT YOU HAVE CLASSIFIED RESERVES FOR CONTINGENT LIABILITIES, RESTRUCTURING CHARGES, SETTLEMENTS, AND LOSS ON SALE OF FIXED ASSETS AS INTEREST EXPENSE AND OTHER EXPENSES (INCOME). IT APPEARS THAT THESE AMOUNTS SHOULD BE INCLUDED IN THE CALCULATION OF OPERATING INCOME/ (LOSS). WE SUGGEST THAT YOU REVISE THE PRESENTATION ACCORDINGLY FOR ALL YEARS PRESENTED. PLEASE SUBMIT DRAFT AMENDMENTS TO YOUR FILINGS.

     We believe the captions for some of these items could be improved but believe the majority of these items are appropriately classified as nonoperating. The items included in "Restructuring charges" are financing charges incurred on debt related matters (i.e., waiver fees, etc), which are more akin to interest expense and thus believe they are nonoperating in nature. The "Reserve for contingent liabilities" and "Settlements" are costs associated with legal settlements that we believe are outside of operations. We agree that upon the issuance of SFAS no. 145, which was indeed effective in 2002, we should have classified the "Loss on sale of fixed assets" in 2002 as operating. However, given that this relates to 2002, and the fact that we believe that this is not qualitatively material to the 2002 consolidated financial statements, we would request that no reclass to operating be required. We also request that we be allowed to revise these captions prospectively.

          CONTROLS  AND  PROCEDURES,  PAGE  20
          ------------------------------------

  5. WE NOTE THAT YOUR AUDITORS IDENTIFIED "MATERIAL WEAKNESSES" IN CONJUNCTION WITH THEIR AUDITS OF THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 2004. YOU STATE THAT YOU ARE "CURRENTLY ENACTING CHANGES IN POLICIES AND PROCEDURES TO IMPROVE AND ENHANCE INTERNAL CONTROLS WITH REGARD TO DEFICIENCIES IDENTIFIED BY THE AUDITORS." IT APPEARS FROM THIS

     STATEMENT THAT THE PROCESS OF PUTTING NEW INTERNAL CONTROL OBJECTIVES INTO PLACE WAS ONGOING AS OF THE BALANCE SHEET DATE. IF TRUE, IT IS UNCLEAR HOW YOU WERE ABLE TO CERTIFY THAT DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE AS OF THE BALANCE SHEET DATE.

     UNDER RULE 13A-13(C) OF REGULATION 13A, DISCLOSURE CONTROLS AND PROCEDURES ARE DEFINED AS "CONTROLS AND OTHER PROCEDURES OF AN ISSUER THAT ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE ISSUER IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE ACTIS RECORDED, PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS." SECTION 11.E OF RELEASE NO. 34-47986 CLARIFIES THAT DISCLOSURE CONTROLS AND PROCEDURES INCLUDE SOME ELEMENTS OF INTERNAL CONTROL; WITH THE REFERENCE STATING THAT THE "EVALUATION AND DISCLOSURE REQUIREMENTS WILL CONTINUE TO APPLY TO DISCLOSURE CONTROLS AND PROCEDURES, INCLUDING THE ELEMENTS OF INTERNAL CONTROL OVER FINANCIAL REPORTING THAT ARE SUBSUMED WITHIN DISCLOSURE CONTROLS AND PROCEDURES."

     GIVEN THE MATERIAL WEAKNESSES IDENTIFIED BY YOUR AUDITOR, THERE APPEAR TO BE SOME INTERNAL CONTROL ISSUES THAT WOULD FALL WITHIN DISCLOSURE CONTROLS AND PROCEDURES, AS DEFINED. IF AFTER GIVING FURTHER CONSIDERATION TO THIS MATTER, YOU BELIEVE THAT SOME INTERNAL CONTROLS SUBSUMED WITHIN DISCLOSURE CONTROLS AND PROCEDURES ARE IMPACTED BY THE MATERIAL WEAKNESSES THAT WERE IDENTIFIED, OR ARE OTHERWISE UNABLE TO DEMONSTRATE THAT THIS IS NOT THE CASE, IT WILL BE NECESSARY TO AMEND YOUR CERTIFICATIONS AND DISCLOSURES ACCORDINGLY.


     During the 2004 audit, UHY Mann Frankfort Stein & Lipp CPA's LLP., the Company's auditor, found certain material weaknesses in internal controls affecting our Venezuelan subsidiary and brought them to the Company's attention. These weaknesses related to documentation and procedures associated with expense reporting and certain procedures required by United States generally accepted accounting principles that are not required by Venezuelan accounting principles and were not followed by our Venezuelan subsidiary.

     After reviewing the auditor's documentation, the Company undertook an investigation of the issues, including holding a meeting between management and the controller of the Venezuelan subsidiary in the presence of the auditors at which these issues were reviewed and resolved. Ultimately, the Company enacted additional procedures to address these weaknesses, including hiring a contract internal auditor, as disclosed in the 10-K, who has reviewed the subsidiary's expense statements and cash transactions for the first quarter of 2005. The Company's analysis and certain mitigating actions were completed prior to the Company's release of earnings and the filing of its Form 10-K for the period ending December 31, 2004, and the Company continues to improve the control environment and the monitoring of such controls in Venezuela.

     The Company's review after December 31, 2004, indicated that the weaknesses identified by the Company's auditors did not have a material impact on the information recorded, processed, summarized and reported by the Venezuelan subsidiary for the period ended December 31, 2004. As a consequence, management concluded that, while certain internal control weaknesses existed during 2004, the disclosure controls and procedures in place at such date were sufficient to provide management with a basis to certify as to the disclosure controls as of the end of such period.


FINANCIAL STATEMENTS
--------------------

     STATEMENT OF OPERATIONS PAGE F-3
     --------------------------------


6. WE NOTE THAT YOU HAVE REPORTED A SEPARATE LINE ITEM FOR DEPRECIATION AND AMORTIZATION ON THE FACE OF YOUR STATEMENT OF OPERATIONS. IF THE AMOUNT REPORTED AS COST OF GOODS SOLD IS EXCLUSIVE OF DEPRECIATION AND AMORTIZATION, PLEASE EXPAND YOUR DISCLOSURE UNDER THE COST OF GOODS SOLD CAPTION AND ELSEWHERE IN THE DOCUMENT WHERE YOU PRESENT COST OF SALES TO COMPLY WITH THE GUIDANCE IN SAB TOPIC 11:B.


          Depreciation is excluded from Costs of Goods Sold. We request that we be allowed to revise this disclosure prospectively.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT), PAGE F-4
-----------------------------------------------------


7. GIVEN THE SIGNIFICANCE OF THE BALANCE IN FISCAL YEAR 2003 OF THE SHORT SWING PROFIT CONTRIBUTION IN APIC, PLEASE EXPAND YOUR DISCLOSURES TO INCLUDE THE NATURE AND TERMS OF THE TRANSACTION AS WELL AS CLARIFICATION AS TO ITS PRESENTATION IN APIC. PLEASE SUBMIT DRAFT AMENDMENTS TO YOUR FILINGS.


          The Company received short swing profit contribution proceeds in the amount of approximately $3.9 million during the year ended December 31, 2003. This transaction was a result of sales of the Company's securities by the Prudential Insurance Company of America that Prudential believed were in violation of certain securities laws and voluntarily reported by Prudential. The Company recorded this transaction in the equity statement as additional paid in capital at December 31, 2003.

          This payment represents a contribution by Prudential, an existing shareholder, of the profits realized from the early sale of securities violating a securities law. Given the proceeds are from a shareholder, the Company and its auditors considered the treatment of this payment similarly to contributed capital in the equity section more conservative than treating them as other income.

          To support our position, the Company and its auditors researched historical 10K filings and determined that substantially all were reported as a change in equity via Additional Paid in Capital.

          Since the Company has disclosed the details of this transaction as filed in its Form 10-K for the period ending December 31, 2003 and we concluded that it is appropriate to classify this transaction as Additional Paid in Capital, we request that no amendment to this disclosure be required.

CLOSING  COMMENTS  RESPONSE

          The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please do not hesitate to contact the undersigned with any comments or questions.


                              /s/Dewitt H. Edwards
                              -------------------------
                              Dewitt H. Edwards
                              Senior Vice President - Finance and Administration